EXHIBIT D-2


                                   DG 99-193

                         ENERGYNORTH NATURAL GAS, INC.

                  Petition for Approval of the Acquisition of
                         EnergyNorth Natural Gas, Inc.
                 by Eastern Enterprises and KeySpan Corporation

                      Order Approving Settlement Agreement

                             O R D E R  N O. 23,470
                             - - - - -  - -  ------

                                  May 8, 2000

          APPEARANCES: Keegan, Werlin & Pabian, LLP by Robert J. Keegan, Esq., and Cheryl M. Kimball, Esq. on behalf of Eastern Enterprises; Nixon, Peabody by Robert L. DeWees, Jr. Esq. and KeySpan Senior Attorney Richard A. Visconti on behalf of KeySpan Corporation; McLane, Graf, Raulerson, and Middleton by Steven
V. Camerino, Esq., on behalf of EnergyNorth Natural Gas, Inc. and EnergyNorth Inc.; Cook & Molan by Shawn J. Sullivan, Esq. on behalf of the United Steelworkers Local 12012; Office of the Attorney General by Senior Assistant Attorney General Wynn E. Arnold, Esq. on behalf of the Governor's Office of Energy and Community Services; the Office of Consumer Advocate by Kenneth E. Traum on behalf of residential utility consumers; and Larry S. Eckhaus, Esq., for the Staff of the New Hampshire Public Utilities Commission.

I.   PROCEDURAL HISTORY

          On December 3, 1999, EnergyNorth Natural Gas, Inc. (ENGI), EnergyNorth, Inc. (EnergyNorth), Eastern Enterprises (Eastern) and KeySpan Corporation (KeySpan) (together the Joint Petitioners) jointly filed, pursuant to RSA 369:8, II and RSA 374:33, with the New Hampshire Public Utilities Commission (Commission) a Petition for Approval of the Acquisition of ENGI by Eastern and KeySpan. According to the petition, ENGI will be acquired indirectly by KeySpan: Eastern will acquire EnergyNorth, the parent of ENGI, and Eastern will be acquired by KeySpan.


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Eastern must also obtain the approval of the Securities and Exchange Commission
(SEC) for the acquisition of EnergyNorth pursuant to the Public Utility Holding Company Act of 1935 (PUHCA). In addition, KeySpan must obtain SEC approval of its application to become a registered holding company under the PUHCA and for its acquisition of Eastern.

          ENGI is a New Hampshire corporation and public utility as defined in RSA 362:2. It is the largest natural gas utility in New Hampshire serving approximately 72,000 customers in 28 cities and towns in southern and central New Hampshire and the City of Berlin in northern New Hampshire.

          Eastern is a Massachusetts business trust and holding company that owns Boston Gas Company, Colonial Gas Company and Essex Gas Company which together serve 735,000 natural gas customers in Massachusetts. Eastern also owns and operates several unregulated business enterprises.

          KeySpan is a New York corporation that owns Brooklyn Union Gas Company and KeySpan Gas East which together serve 1.6 million natural gas customers in New York City and on Long Island. KeySpan also owns and operates other regulated electric generation companies in the State of New York, as well as several unregulated business enterprises.

          The Joint Petitioners aver that the acquisition of ENGI will result in numerous benefits including: an immediate reduction in gas costs resulting in a 2.2% burner tip price reduction to ENGI customers; cost savings due in part to


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the elimination of 62 positions (47 management and 15 non-management); increased supply options, purchasing power and the ability to dispatch across Eastern's combined distribution system; integration of corporate and administrative functions; sharing of information technology; and customer service enhancements.

          The EnergyNorth Merger Agreement further provides as a condition of the merger, with regard to rates and recovery of costs associated with the merger (including the acquisition premium and transaction and integration costs), that the Commission's approval shall be upon terms and conditions that are not less favorable than those set forth in Order No. 22,983, Northern Utilities, Inc. 83 NH PUC 401 (1998). The Joint Petitioners propose to work with the Commission to develop a mechanism for identifying and quantifying cost savings that are achievable only as a direct result of the merger, and to have the opportunity to request in a future proceeding the recovery of merger related costs required to accomplish the transaction if such costs are demonstrated to be offset by merger related savings.

          The Joint Petitioners request approval of the transactions as filed in accordance with RSA 369:8,II(b)(2), or, alternatively, RSA 374:33. Pursuant to RSA 374:33, the acquisition by a utility or public holding company of more than


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ten percent (10%) of the stocks or bonds of a public utility or public utility holding company incorporated in or doing business in this state requires Commission approval. RSA 369:8, II provides, however, that where the parent company of a utility regulated by the Commission seeks to merge or be acquired by another utility, the approval of the Commission is not required if there will be no adverse effect on rates, terms, service or operations of the New Hampshire utility, and a detailed written representation to that effect is made to the Commission.

          By Order No. 23,367 (December 13, 1999), the Commission scheduled a Prehearing Conference and first technical session for December 23, 1999, set deadlines for intervention requests and objections thereto, and required the parties and Staff to propose a procedural schedule. The Commission also addressed the applicability of RSA 369:8, II and RSA 374:33 to the proposed acquisition of ENGI.

          On December 20, 1999, the Governor's Office of Energy and Community Services (GOECS) filed a Motion to Intervene. On December 21, 1999, GOECS filed a corrected Motion to Intervene. On December 23, 1999, Steven V. Camerino, counsel for ENGI and EnergyNorth, filed a Motion to Admit Robert J. Keegan Pro Hac Vice and a Motion to Admit Cheryl M. Kimball Pro Hac Vice to appear and practice at the Commission in this proceeding on behalf of the Joint Petitioners


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(Motions to Admit). Also on December 23, 1999, the prehearing conference was held.

          By Order No. 23,382 (January 6, 2000), the Commission approved the interventions of GOECS and the Office of the Consumer Advocate (OCA), the Motions to Admit, and the procedural schedule.

          On January 18, 2000, the Joint Petitioners filed a Motion for Protective Order and Confidential Treatment with respect to information provided in response to Staff Data Request No. 1-17, regarding minutes of board of directors meetings of EnergyNorth, Eastern and KeySpan.

          On February 11, 2000, the United Steelworkers - Local 12012 (the Union), the duly authorized bargaining representative for certain employees of ENGI, filed a Petition to Intervene. As there was no opposition to the Petition, the Commission approved the Union's intervention at the hearing on April 4, 2000.

          On February 16, 2000, EnergyNorth filed a Motion for Protective Order and Confidential Treatment with respect to information provided in response to Staff Data Request Nos. 4-1, 4-26 and 4-27 regarding Management Continuity Agreements, retention agreements, and ENGI and EnergyNorth future strategic plans. On February 22, 2000, EnergyNorth filed a Motion for Protective Order and Confidential Treatment with respect to additional information provided in response to Staff Data Request No. 4-1 concerning the amount of payments under


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certain Management Continuity Agreements for certain individuals.

          On February 23, 2000, the Joint Petitioners informed the Commission they had no objection to the Union's Petition to Intervene.

          On February 23, 2000, in accordance with the procedural schedule, the Union filed testimony submitted by Walter Poisson, Jr. and Shawn Sullivan; the OCA filed the Direct Testimony of Kenneth E. Traum, OCA Finance Director; and the Commission Staff (Staff) filed the testimonies of Stephen P. Frink, Assistant Finance Director, Andrew Kosnaski, Economist II, Richard G. Marini, P.E. Administrator, Safety Division, and Amanda O. Noonan, Director of Consumer Affairs.

          On March 22, 2000, the Joint Petitioners filed a Motion for Protective Order and Confidential Treatment with respect to information provided in response to Staff Data Request Nos. 4-34, 4-35, 4-38 and 4-39, regarding Management Continuity Agreements.

          On March 28, 2000, a Settlement Agreement (Agreement) was filed with the Commission by EnergyNorth, ENGI, Eastern, KeySpan, OCA and the Staff of the Commission (the Settling Parties and Staff). The Agreement is a result of the review of all the testimony, the Joint Petitioners' responses to more than 170 data requests, and the technical/settlement conferences which were held on January 7, 2000, February 15, 2000, February 29, 2000, March 2, 2000 and March 6, 2000 (a teleconference).


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          On March 31, 2000, the Union filed comments in opposition to the
Settlement Agreement. On April 3, 2000, GOECS filed Brief Comments indicating that it did not contest the resolution of the issues specified in the Settlement Agreement along with other comments.

          On April 4, 2000, ENGI and EnergyNorth filed a Motion for Protective Order and Confidential Treatment with respect to information provided in response to Staff Data Request No. 4-2 regarding hypothetical severance payments.

          A hearing was held on April 4, 2000 at which the Settling Parties and Staff presented Michelle L. Chicoine, Executive Vice of EnergyNorth and President and Chief Operating Officer of ENGI, Walter J. Flaherty, Executive Vice President and Chief Financial Officer of Eastern, Joseph F. Bodanza, Senior Vice President and Treasurer of Eastern, and Craig G. Matthews, President and Chief Operating Officer of KeySpan as witnesses in support of the Settlement Agreement. No other witnesses testified, however, statements were presented orally or in writing by all of the parties.

II. SETTLEMENT AGREEMENT

          The Settlement Agreement, dated March 28, 2000, is entered into by the Settling Parties and Staff, representing all of the full participants in this docket with the exception of the Union and GOECS, with regard to the acquisition


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of EnergyNorth and ENGI by Eastern, and by virtue of its merger with Eastern, the indirect acquisition of ENGI by KeySpan.

          The Agreement is summarized as follows:

     1.   Acquisition Premium

          The Settling Parties and Staff agree that the Joint Petitioners may, in a future proceeding, request the amortization of the acquisition premium in rates, and that the Commission may consider allowing such recovery only to the extent that the Joint Petitioners can meet the evidentiary burden of demonstrating that the benefits of the merger to customers equal or exceed the amount of the acquisition premium and transaction and integration costs proposed for amortization. With regard to any such ratemaking request, the Joint Petitioners will be required to substantiate that savings have resulted from the merger before any part of the acquisition premium is included for ratemaking purposes. In order to facilitate the measurement of such savings, the Settling Parties and Staff agree to discuss the establishment of a mechanism to determine Merger Related Savings. None of the Parties nor Staff shall be precluded from taking any position with regard to such a request for ratemaking treatment in a future proceeding. Until such time that the Commission determines otherwise, the acquisition premium shall be recorded and amortized "below the line" and shall not be included in the determination of rates.

     2.   Transaction and Integration Costs

          The Settling Parties and Staff agree that the Joint Petitioners may, in a future proceeding, request the amortization of transaction and integration costs in rates and that the Commission may consider allowing such recovery only to the extent that the Joint Petitioners can meet the evidentiary burden of demonstrating that the benefits of the merger to customers equal or exceed the amount of the acquisition premium and transaction and integration costs proposed for amortization. With regard to any such ratemaking request, the Joint Petitioners will be required to substantiate that savings have resulted from the merger before any part of the transaction and integration costs are included for ratemaking purposes. In order to facilitate the measurement of such savings, the Settling Parties and Staff agree to discuss the establishment of a mechanism to determine Merger Related Savings. None of the Parties nor Staff shall be precluded from taking any position with regard to such a request for ratemaking treatment in a future proceeding. Until such time that the


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          Commission determines otherwise, any transaction and integration costs shall be recorded and amortized "below the line" and shall not be included in the determination of rates.

     3.   Capital Structure

          The Settling Parties and Staff agree that no Party nor Staff shall be bound in any future proceedings to utilize for ratemaking purposes the capital structure of ENGI that results from entries necessary to account for the merger.

     4.   Commission Jurisdiction

          The Settling Parties and Staff agree that the jurisdiction of the Commission over the operations of ENGI will not be changed by approval of the merger.

     5.   Monthly Reports

          The Joint Petitioners agree to continue to provide Commission Staff and OCA with monthly reports regarding ENGI in accordance with the provisions of RSA 374:4 and Puc 509.01 and 509.06, as well as a copy of all Forms 10- Q, which are filed quarterly with the Securities and Exchange Commission.

     6.   Public Interest Standard

          a. The Settling Parties and Staff agree that the proposed acquisition of EnergyNorth and ENGI by Eastern, which will be accomplished through the merger of EnergyNorth and Merger Sub (EE Acquisition Company created by Eastern for the purpose of effectuating the acquisition), is in the public interest in accordance with RSA 369:8(II) and RSA 374:33, and will have no adverse effect on the rates, terms, service or operation of ENGI within the State provided all of the terms and conditions of this Agreement are met.

          b. The Settling Parties and Staff agree that the proposed indirect acquisition of EnergyNorth and ENGI by KeySpan through its acquisition of Eastern, which will be accomplished through the merger of Eastern and ACJ (ACJ Acquisition Company LLC a subsidiary of KeySpan created to effectuate the merger), is in the public interest in accordance with RSA 369:8(II) and RSA 374:33, and will have no adverse effect on the rates, terms, service or operation of ENGI within the State provided all of the terms and conditions of this Agreement are met.


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     7.   Customer-Service Issues

          The Settling Parties and Staff agree that the provisions of the Agreement regarding Customer-Service issues ensure that there will be no degradation in the current level of customer service provided to ENGI customers as a result of the merger. In the future, any specific performance targets provided for by statute or by Commission regulation shall apply and take precedence to the provisions of the Agreement.

     8.   Gas-Safety Issues

          The Settling Parties and Staff agree that the provisions of the Agreement regarding Gas Safety issues ensure that there will be no degradation in the safety or reliability of gas service currently provided to ENGI customers, and the general public, as a result of the merger. In the future, any specific performance targets provided for by statute or by Commission regulation shall apply and take precedence to the provisions of the Agreement.

     9.   Accounting for the Merger

          Within thirty (30) days following the closing of the merger, the Joint Petitioners agree to file with the Finance Director of the Commission and OCA, entries necessary to account for the merger, which shall be made in accordance with the Commission's Uniform System of Accounts for Gas Utilities, set forth at PUC 507.07, and generally accepted accounting principles.

     10.  Gas-Cost Savings

          All savings achieved as a result of the merger relating to commodity, transportation and storage contracts and other gas costs, which are recovered by ENGI through the Cost of Gas factor, shall be passed on to ENGI customers and shall not be included in the calculation of Merger Related Savings for the purposes of Section V(1) and V(2) of the Agreement.

     11.  Acquisition Premium Allocation

          The Settling Parties and Staff agree not to assert that any determination by the SEC, the Federal Energy Regulatory Commission or any other regulatory agency relating to the allocation of Merger-Related Costs is binding on, or has precedential effect before the Commission for ratemaking purposes.


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          In addition to the specific provisions of the Settlement Agreement, during the hearing, witnesses for the Joint Petitioners agreed, among other things: that all records, including cost allocation and affiliate transactions, and the relevant supporting records, will be available for review by the Commission; that the Commission is not bound to reach any particular result with regard to the "Merger Related Costs" as a result of its approval of the Settlement Agreement and the acquisition; that all savings achieved as a result of the acquisition relating to commodity, transportation and storage contracts will be passed directly back to ENGI customers and will not be utilized to support recovery of the "Merger Related Costs"; that avoided costs, e.g. ENGI technology investments, will not be utilized to support recovery of the "Merger Related Costs"; that the Joint Petitioners will notify the Commission's Gas Safety Division in advance of any changes in ENGI's operations with regard to gas safety whether included in the Settlement Agreement, in representations made in testimony or provided in responses included in Exhibit 13; and that no bill payment locations would be closed without prior Commission notification.

III. POSITIONS OF NON-SETTLING PARTIES

     1.   Governor's Office of Energy and Community Service


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          While not a signatory to the Settlement Agreement, GOECS did not contest the resolution of the issues specified in the Settlement Agreement. GOECS did not file testimony but rather intervened to monitor the proceeding due to its interest in mergers and the treatment of merger-related costs, potential precedential import pertaining to other utility mergers and acquisitions, as well as the potential implications for natural gas rates and economic development in New Hampshire. GOECS agreed that the public interest standard governing the proposed merger was appropriately applied by the Settling Parties. GOECS also agreed with the OCA's testimony that the public interest test is broad and includes such concerns as safety, consumer affairs, impacts on the State's economy, employment issues, rate impacts and quality of service.

          GOECS also suggested that the Joint Petitioners allow the Commission the same access to books and records that is accorded to the Federal Energy Regulatory Commission. GOECS further suggested that the merger presents the opportunity to reintroduce gas utility sponsored energy efficiency programs, e.g. regionally coordinated programs with other New England utilities.

     2.   United Steelworkers - Local 12012

          The Union indicated that it did not support the Settlement Agreement. The Union maintained there was insufficient documentation of the proposed organizational structure, job descriptions, and proposed job sites. In prefiled


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testimony, the Union proposed that ENGI should maintain its three (3) operating locations in Nashua, Manchester and Tilton and staff a fourth location at Broken Bridge Road in Concord, New Hampshire. The Union urged retention of a residency clause providing for employees with emergency response requirements to live within 20 minutes of their reporting locations. The Union expressed concern that access to services was becoming infrequent due to remote meter reading. The Union proposed adding personnel to the Distribution/Production function, due to the heavy volume of construction activity in New Hampshire. The Union expressed concerns related to the proposed use of Emergency Response Units, alleged "system holes" for telecommunications purposes and additional inspection of construction projects.

IV.  COMMISSION ANALYSIS

     1.   Settlement Agreement

          In our recent Order No. 23,308, in Docket DE 99-035, approving the proposed merger of New England Electric System and National Grid Group plc, New England Electric System, (October 4, 1999), we discussed at some length the statutory framework within which the Commission must act in considering acquisitions of New Hampshire public utilities and/or their parent companies. The Commission determined that mere representations are not sufficient to satisfy the statutory requirement of RSA 369:8, II; the Commission must


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independently verify that no adverse effect on the rates, terms, service or operation of the utility to be acquired will occur.

          Subsequent to the proceeding in Docket DE 99-035, RSA 369:8,II was substantially amended. Nevertheless our Order No. 23,367 in this proceeding clearly indicated that the Commission's independent verification that the proposed acquisition would have no adverse effect on the rates, terms, service or operation of the utility to be acquired remains a statutory requirement.

          Under the public interest standard of RSA 374:33 and the "no adverse effect" standard of RSA 369:8 to be applied by the Commission where a utility or public utility holding company seeks to acquire, directly or indirectly, a jurisdictional utility, the Commission must determine that the proposed transaction will not harm ratepayers. After careful review of the Settlement Agreement and the testimony, exhibits and comments offered at the April 4, 2000 hearing, and given the additional representations of the Joint Petitioners noted herein, we find that the Agreement is reasonable and that the proposed acquisition is lawful, proper and in the public interest.

          We believe the Settlement Agreement, which is very comprehensive, provides an appropriate regulatory framework within which ENGI operations may be integrated with the operations of Eastern and KeySpan. While EnergyNorth will remain a separate legal entity with its own records, accounts, rates and


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debt, the Joint Petitioners will operate as a single company in order to maximize operating efficiency and improve customer service. It is the responsibility of this Commission to ensure that the public safety is secure, that service requirements are met, and that the standards set by this Commission are adhered to. The conditions set forth in the Settlement Agreement provide appropriate performance targets in order to achieve these goals and ensure no degradation in customer service or gas safety.

          The proposed acquisition appears to offer much in the way of synergies that are expected to benefit both ENGI customers and the Joint Petitioners. ENGI and its customers are expected to realize initial savings in gas costs; avoid the costs associated with required technology improvements; and enjoy the benefits of an automated dispatch function, completion and implementation of the automated meter reading system resulting in fewer estimated bills and customer interruptions, and the potential use of the Internet for customer account access, bill payment, turn on and turn off. The larger company is expected to have the ability to add customers and invest in infrastructure, spreading fixed costs over a larger base of customers.

          While it may be true that the Joint Petitioners have not provided final details with regard to organizational structure, positions and names of individuals who will occupy those positions, at this point in a merger process, that is not surprising. The Joint Petitioners have committed to keeping the


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Commission Staff informed of their ongoing activities in this regard. The Joint
Petitioners have further agreed that there will be no changes in the way ENGI operates, without prior Commission notification.

          Under the terms of the Settlement Agreement, we are not required, at this time, to decide whether so-called "Merger Related Costs," defined in the Agreement as the acquisition premium and transaction and integration costs, should be recovered from ratepayers. In Northern Utilities, Inc. 83 NH PUC 401
(1998), we noted that the inclusion of an acquisition premium in the revenue requirement calculation, and the effect of the acquisition premium on capital structure, would in all likelihood lead us to the conclusion that customers would be harmed by the acquisition without the conditions contained in the settlement agreement there. Those conditions required Northern to substantiate any savings to ratepayers that result from the merger before it may include any part of the acquisition premium in ratebase for ratemaking purposes. The same condition applied to the effect of the acquisition premium on the capital structure of the resultant entity. Id at 404. In any event, the Northern decision makes clear that recovery of the acquisition premium is not guaranteed, but rather, Northern is merely permitted to request recovery under certain conditions without precluding any party from taking any position with regard to such request. In New England Electric System, Order No. 23,308 in Docket No. 99-


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035 (October 4, 1999), we reached a similar conclusion in the context of a fully litigated proceeding.

          In this proceeding, the Joint Petitioners have agreed with GOECS' statement that provisions V 1 and 2 of the Settlement Agreement

          ...preserve the rights of the Parties and Staff to argue, and the Commission, if it deems appropriate, to decide in a subsequent proceeding that no part of the acquisition premium and/or the transaction and integration costs be included for ratemaking purposes under any circumstances, or, if allowed, subject to what criteria. (Tr. pp. 102-103)

          The provisions of the Settlement Agreement here which defer consideration of the capital structure and ratemaking issues with regard to "Merger Related Costs" for a subsequent proceeding are appropriate. The Joint Petitioners may, in a future proceeding, request the amortization of the acquisition premium in rates, and the Commission may consider allowing such recovery, but is not bound by the Settlement Agreement to rule in any particular way. Further, the Settlement Agreement provides that the Joint Petitioners must meet the evidentiary burden of demonstrating that the Merger Related Savings equal or exceed the amount of the acquisition premium and transaction and integration costs proposed for amortization. If the Commission were to allow Recovery of "Merger Related Costs", the level of Merger Related Savings would provide an upper limit as to the amount of those costs the Joint Petitioners may


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seek, but no more than the "Merger Related Costs." None of the Parties nor Staff
shall be precluded from taking any position with regard to such a request for ratemaking treatment in a future proceeding. Until such time that the Commission determines otherwise, the "Merger Related Costs" shall be recorded and amortized "below the line" and shall not be included in the determination of rates.

          As noted, with regard to any such ratemaking request, the Joint Petitioners will be required to substantiate that savings have resulted from the acquisition before any part of the "Merger Related Costs" may be requested for ratemaking purposes. In order to facilitate the measurement of such savings, the Settling Parties and Staff have agreed to discuss the establishment of a mechanism to determine Merger Related Savings.

          As noted above, the Joint Petitioners have agreed that the Commission is not bound to reach any particular result with regard to the "Merger Related Costs" as a result of its approval of the Settlement Agreement and the acquisition. This would include an investigation, at any time, upon the Commission's own motion or upon complaint, pursuant to RSA 378:7, as to the appropriateness of ENGI's rates, including, but not limited to, the reflection of Merger Related Savings in rates. The Joint Petitioners will not be precluded from requesting in such a proceeding the amortization of "Merger Related Costs" in rates, in accordance with the provisions of the Settlement Agreement described herein.


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          Before and until a proceeding involving the recovery of "Merger
Related Costs" occurs, however, ENGI shall file its annual reports to the Commission in a form that allows for an analysis of its earnings with and without the effects of the "Merger Related Costs", from the perspective of income and expenses, rate base and the weighted cost of capital.

     2.   Motions for Protective Order

          The Joint Petitioners together, and ENGI and EnergyNorth separately, filed Motions for Protective Order and Confidential Treatment with respect to information provided in response to certain Staff Data Requests Nos. 1-17, 4-1, 4-2, 4- 26, 4-27, 4-34, 4-35, 4-38 and 4-39. For the purposes of this Order, we will discuss these Motions together.

          Protective treatment was sought for the response to Data Request No. 1-17 regarding minutes of Board of Directors meetings, and for the response to Data Request No. 4-27 regarding EnergyNorth and ENGI's business strategy plans for 1996-1999, pursuant to RSA 91-A:5, IV as records pertaining to "confidential, commercial or financial information". The Joint Petitioners aver that disclosure could cause financial harm or lost opportunities to them or result in other obligations under applicable securities law disclosure obligations


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          Protective treatment was sought for the responses to Data Request Nos.
4-1, 4-2, 4-26, 4-34, 4-35, 4-38 and 4-39 regarding information pertaining to EnergyNorth Management Continuity Agreements and retention payments to specific employees, and hypothetical severance payments for seven (7) individuals pursuant to RSA 91-A:5, IV as records pertaining to "internal personnel practices; confidential, commercial or financial information". The Joint Petitioners aver that the confidential material relates to personnel matters which would cause them harm if available to other employees.

          The Commission recognizes that the information contained in the aforementioned data responses is confidential information pertaining to "internal personnel practices; confidential, commercial or financial information" which the Joint Petitioners do not disclose, which are subject in some instances to confidentiality agreements and which could cause them harm if made public. All of the information requested has been, or will be, made available to the Commission and the Commission Staff, and responses to Data Request Nos. 4-1, 4-2, 4- 26, 4-34, 4-35, 4-38 and 4-39 have been included in
Exhibit 13 and marked Confidential. Based on the Joint Petitioners' representations, and there being no objection from any other party, under the balancing test we have applied in prior cases, e.g., Re NET (Auditel), 80 NH PUC 437 (1995), Re Eastern


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Utilities Associates, 76 NH PUC 236 (1991), we find that the benefits to the
Joint Petitioners of non-disclosure in this case outweigh the benefits to the public of disclosure. The information, therefore, is exempt from public disclosure pursuant to RSA 91-A:5, IV and Puc 204.06.

          Based upon the foregoing, it is hereby

          ORDERED, that the Settlement Agreement is APPROVED consistent with the terms and conditions of this Order; and it is

          FURTHER ORDERED, that the proposed direct acquisition of EnergyNorth and ENGI by Eastern and the proposed indirect acquisition of EnergyNorth and ENGI by KeySpan, is in the public interest in accordance with RSA 369:8,II and RSA 374:33, will have no adverse effect on the rates, terms, service or operation of ENGI within the State provided all of the terms and conditions of the Settlement Agreement and this Order are met, and is therefore APPROVED; and it is

          FURTHER ORDERED, that the Joint Petitioners' Motions for Protective Order and Confidential Treatment with respect to information provided in response to Staff Data Request Nos. 1-17, 4- 1, 4-2, 4-26, 4-27, 4-28, 4-34,
4-35, 4-38 and 4-39 are APPROVED; and it is

          FURTHER ORDERED, that the determination as to protective treatment made herein is subject to the ongoing rights of the Commission, on its own motion or on the motion of Staff, any party or any other member of the public,


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to reconsider this Order in light of RSA 91-A, should circumstances so warrant.

          By order of the Public Utilities Commission of New Hampshire this eighth day of May, 2000.


----------------------------------      ----------------------------------
     Douglas L. Patch                           Susan S. Geiger
        Chairman                                   Commissioner

Attested by:



--------------------------------
Thomas B. Getz
Executive Director and Secretary.

DG 99-193
                                      -23-

                   Separate Opinion of Commissioner Brockway
                   Concurring in Part and Dissenting in Part

          While I have only one point of disagreement with my colleagues in this docket, it requires me to depart from the majority, at least to that extent. I am unable to concur in approval of the Keyspan Settlement Agreement in its present form.

          The proposed merger is likely to be good for Energy North's customers, and perhaps for New Hampshire as a whole. From all the prefiled evidentiary materials, it appears that the acquisition of Energy North by Eastern Enterprises (parent of Boston Gas) and indirectly by Keyspan Corporation, will not harm the public interest, so long as proper staffing is maintained for operations and maintenance, and customer service standards are maintained, and the acquisition premium is not flowed through to consumers. I am prepared to accept the commitments of Keyspan with respect to operations and maintenance, and customer service. Further, the merging parties propose to provide immediate and significant benefits to consumers in the form of lower gas purchase costs.

          However, the Settlement Agreement recites that Keyspan may, in a future proceeding, "request the amortization of the acquisition premium in rates..." Consistent with my separate opinion in the National Grid Group/NEES merger case, DE 99-035, I believe that there are no possible grounds for flow-through to consumers of an acquisition premium created on the books of


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DG 99-193
                                      -24-

Keyspan or its affiliates as a result of this merger. The acquisition premium is not a cost of providing utility service.

          With regard to the so-called integration costs, by contrast, an argument can be made that they are a cost of doing business, and necessary to achieving the objective of a more efficient operation, with lower costs overall. Thus, as a matter of policy, I believe Commissions should not reject recovery of such costs out of hand. It may be that we should adopt a policy of denying such recovery unless necessary to the completion of the merger, in which case any claim for pass-through of such costs would fail in this case. The "no-merger-but-for-pass-through" condition could not be met, since the Companies are willing to defer the issue and proceed with the merger without assurance of pass-through. We did not have argument on this question, however, and I can join with my colleagues in deferring this issue as proposed in the Settlement Agreement, content merely to alert the Companies to the risk that by agreeing to deferral they may have undermined their case for recovery of integration costs.

          I cannot, however, agree to deferral of the acquisition premium issue, as proposed in the Settlement Agreement. The factors that might hypothetically justify consideration of such extraordinary treatment are known today, and do not apply to this merger. Utilities are not entitled to earn a return of (or on) investments above the fair value (defined traditionally as net book value) of


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DG 99-193
                                      -25-

utility assets. The acquisition premium amounts to such an investment. Keyspan may have perfectly good reasons for paying more than the net present value of net income based on utility ratemaking, but consumers should not be required to provide revenues based on any higher base than net book and cost of service.

          Further, there is a moral hazard in not making it clear that, aside from restructuring situations, rates for price-regulated companies in New Hampshire are grounded on book value ratemaking; if potential utility buyers can expect to recover some or all of their above-book payments from consumers, they will be open to paying more for a utility than they otherwise would. Correspondingly, a potential seller utility will be encouraged to seek out merger partners, and force a bidding up of the premium above book, in order to reap higher windfall profits from buyers who hope to place the burden of the purchase on consumers. Seller utilities will also have an incentive to come in for accelerated depreciation, and then turn around and sell their companies at a profit, pocketing both the accelerated depreciation and the above-book price. Such churning should not be encouraged, as it is both unfair and economically inefficient.

          With regard to offsetting merger savings, it should be noted that consumers under traditional ratemaking bear the risk of operating losses (higher operating costs) occasioned by the merger. Keyspan does not propose to shield


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DG 99-193
                                      -26-

consumers from this eventuality, and in recent history such events have been known to happen. Allowing Keyspan to offset operating savings against an acquisition premium and thereby recover the acquisition premium would deny to consumers the symmetry of risk and reward.

          The Legislature has given the Commission an extremely short period of time within which to consider mergers that may have great consequences for the state. I appreciate the willingness of the companies who have recently proposed mergers to make it possible to proceed without the artificial internal deadlines that the statute now prescribes, and instead to make the best use of the entire time available.

          However, I believe that notwithstanding the very short time frames, we should not defer the issue of acquisition premium treatment to later dockets. Both the logic of the claim for recovery, and the importance of joining issue on mergers at the time the issue is ripe, counsel that we should resolve the questions when the merger is before us, not later.

          Accordingly, for us to approve a settlement today that would leave open the door to potential future recovery of the acquisition premium would constitute a departure from the underlying merger and ratemaking policies that should guide our decisionmaking. I would reject the Settlement Agreement, unless it is amended to delete the option for later request for an acquisition premium.


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DG 99-193
                                      -27-


                                        ---------------------------------------
                                        Nancy Brockway
                                        Commissioner

                                        May 8, 2000

Attested by:


--------------------------------
Thomas B. Getz
Executive Director and Secretary